                      SECURITITIES AND EXCHANGE COMMISION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

                         For the month of   May  , 1999
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                      Qiao Xing Universal Telephone, Inc.
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                (Translation of registrant's name into English)

                   Qiao Xing Building, Wu Shi Industrial Zone
              Huizhou City, Guangdong, People's Republic of China
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X                Form 40-F
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     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                          No   X
                         ---                          ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Qiao Xing Universal Telephone, Inc.
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                                                (Registrant)



Date:   May 12, 1999                 By: /s/ Rui Lin Wu
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                                         Rui Lin Wu, Chairman